Exhibit 99.5

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the Company), and to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of the Company, of our report dated February 13, 2013 relating to the Company’s 2012 and 2011 consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 28, 2013